Independent Auditors' Consent



To the Board of Directors and Shareholders
Lexington Strategic Silver Fund, Inc.:


We consent to the use of our report dated August 1, 1997 included herein and to the references to our firm under the headings "Financial Highlights" and "Counsel and Independent Auditors" in the Prospectus and "Independent Auditors" in the Statement of Additional Information.








KPMG Peat Marwick LLP


New York, New York
October 24, 1997